December 31, 2014

BY EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. St., N.E.

Washington, D.C. 20549-7010

Re:	Global Real Estate Holdings, Inc. Registration Statement on Form S-11 Originally Filed March 22, 2013, and all Amendments thereto File No. 333-187436

Ladies & Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Global Real Estate Holdings, Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of its Registration Statement on Form S-11 (File No. 333-187436), together with all exhibits and amendments thereto (collectively, the “Registration Statement”). The Registration Statement on Form S-11 was originally filed with the Commission on March 22, 2013.

The Company currently has insufficient funds to implement its business plan and pay for all 1934 Act filings. The Company does not wish to proceed with any offering under this Registration Statement due to this situation.

The Registrant confirms that no securities have been sold pursuant to the Registration Statement.

The Registrant requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Please send a copy of the written order granting withdrawal of the Registration Statement via e-mail to the same persons as the staff has on file for the sending of all comment letters or to the undersigned at the address set forth in the Registration Statement.

If you have any questions with respect to this matter, please contact our counsel, Jillian Sidoti, at the phone number you have on file for her.

Sincerely,

/s/ Dipendra Singh

Dipendra Singh

Chief Executive Officer and President